Envel, Inc.

Financial Report
December 31, 2020 and 2019

Contents

aronson LLC
ASSURANCE | TAX | CONSULTING

111 Rockville Pike
Suite 600
Rockville, Maryland 20850

301.231.6200
301.231.7630
www.aronsonllc.com
info@aronsonllc.com

Independent Auditor's Report

To the Board of
Directors
Envel, Inc.
Boston, Massachusetts

We have audited the accompanying financial statements of Envel, Inc., which comprise the Balance Sheets as of December 31, 2020 and 2019, and the related Statements of Operations, Stockholders' Deficit, and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Envel, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Correction of an Error

In our report dated July 17, 2020, we expressed that we were not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. As discussed in Note 1 to the financial statements, certain errors resulted in an overstatement of stock based compensation expense and an overstatement of additional paid-in capital as of January 1, 2019 and December 31, 2019. We have audited the adjustments described in Note 1 that were applied to restate the 2019 financial statements and opening Stockholders' Deficit at January 1, 2019. Our opinion is not modified with respect to this matter.

Aronson LLC

Rockville, Maryland
September 24, 2021

Envel, Inc.

Balance Sheets
December 31, 2020 And 2019

		2020		2019 Restated
Assets				
Cash & Cash Equivalents	$	541,790	$	422,967
Due from Employees		280		280
Prepaid Expenses		6,933		-
Total Current Assets		549,003		423,247
Property and Equipment		47,163		9,566
Total Assets	$	596,166	$	432,813
Liabilities				
Accounts Payable and Accrued Expenses	$	164,920	$	87,833
Convertible Notes Payable - Short Term		955,647		-
Stock Redemption Payable - Short Term		82,500		-
Total Current Liabilities		1,203,067		87,833
Convertible Notes Payable, Net of Short Term		2,024,636		910,542
Stock Redemption Payable, Net of Short Term		61,875		-
Total Liabilities		3,289,578		998,375
Stockholders' Deficit				
Common Stock		72		77
Additional Paid-in Capital		149,814		145,004
Accumulated Deficit		(2,843,298)		(710,643)
Total Stockholders' Deficit		(2,693,412)		(565,562)
Total Liabilities and Stockholders' Deficit	$	596,166	$	432,813

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Envel, Inc.

Statements Of Operations
Years Ended December 31, 2020 And 2019

	2020	2019 Restated
Revenue	$ 113	$ -
Cost of Revenue	447,645	128,565
Gross Loss	(447,532)	(128,565)
Indirect Expenses		
Labor and Contractors	1,270,640	373,007
Legal & Professional Services	99,756	17,401
Debit Card & Data Purchases	58,795	-
Travel, Meals & Entertainment	41,063	55,345
Advertising & Marketing	30,799	41,005
Other General & Administrative	82,515	27,191
Depreciation Expense	10,546	109
Total Indirect Expenses	1,594,114	514,058
Operating Loss	(2,041,646)	(642,623)
Interest Expense, Net	(91,009)	(10,538)
Net Loss	$(2,132,655)	$ (653,161)

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Envel, Inc.

Statements Of Stockholders' Deficit
Years Ended December 31, 2020 And 2019

	Common Stock	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance as of January 1, 2019 (Restated – Note 1)	$ 71	$ 57,411	$ (57,482)	$ -
Contributed Services	-	130	-	130
Shares Repurchased	(8)	8	-	-
Stock Based Compensation	14	87,455	-	87,469
Net Loss	-	-	(653,161)	(653,161)
Balance as of December 31, 2019 (Restated – Note 1)	77	145,004	(710,643)	(565,562)
Shares Repurchased	(7)	(174,993)	-	(175,000)
Stock Based Compensation	2	179,803	-	179,805
Net Loss	-	-	(2,132,655)	(2,132,655)
Balance as of December 31, 2020	**$ 72**	**$ 149,814**	**$(2,843,298)**	**$ (2,693,412)**

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Envel, Inc.

Statements Of Cash Flows
Years Ended December 31, 2020 And 2019

	2020	2019 Restated
Net Loss	**$ (2,132,655)**	$ (653,161)
Cash Flows From Operating Activities		
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation Expense	**10,547**	109
Accrued Interest	**94,741**	10,542
Stock Based Compensation	**179,805**	87,469
Contributed Services	**-**	130
Increase/ Decrease In		
Due from Employees	**-**	(280)
Prepaid Expenses	**(6,933)**	-
Accounts Payable and Accrued Expenses	**77,085**	87,834
Net cash used in operating activities	**(1,777,410)**	(467,357)
Purchase of Equipment	**(48,142)**	(9,676)
Net cash used in investing activities	**(48,142)**	(9,676)
Payment for Stock Redemption Payable	**(30,625)**	-
Convertible Notes Issued	**1,975,000**	900,000
Net cash provided by financing activities	**1,944,375**	900,000
Net cash and cash equivalents increase for period	**118,823**	422,967
Cash and Cash Equivalents at the beginning of the period	**422,967**	-
Cash and Cash Equivalents at the end of the period	**$ 541,790**	$ 422,967
Non Cash Financing Activities		
Stock Redemption Payable	**$ 175,000**	**$ -**

The accompanying Notes to Financial Statements are an integral part of these Financial Statements

Note 1. Nature of Business And Significant Accounting Policies

Nature of business: Envel, Inc. (the Company) was founded in February 2017, and is a financial technology company that leverages Artificial Intelligence (AI) to manage customer's finances. The Company offers a downloadable application that enables users to create bank accounts through its banking partners and uses its software to manage money. The Company launched its product into both the Apple and Google Play stores in October 2020. Revenue is generated from interest margins on deposits and debit card interchange fees. The Company's principal operations are in Boston, Massachusetts.

A summary of the Company's significant accounting policies follows:

Cost of revenue: Cost of revenue consists primarily of one software vendor associated with the Company's banking partners.

Software and development costs: Development costs, recorded within the Labor and Contractors line on the Statements Of Operations, related to external-use software for sale are expensed as incurred. The Company did reach the technological feasibility requirements in May of 2020, outlined in Accounting Standards Codification ("ASC") 985, *Software – Cost of Software to be Sold, Leased, or Marketed*; however, due to the uncertainty around the useful life and timing of future recovery of the potential assets, management elected to expense all costs related to the development of its core product.

Cash and cash equivalents: Cash and cash equivalents consist of instruments with original maturities of 90 days or less.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment: Property and equipment are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in determining depreciation is three years. Repairs and maintenance costs are charged to expense as incurred.

Income taxes: The Company is taxed as a C Corporation. Deferred income taxes are provided on a liability method, whereby, deferred tax assets and deferred tax liabilities are recognized for taxable temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company is no longer subject to income tax examinations by the U.S. federal or state authorities for years before 2018.

Financial credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Stock based compensation: The Company currently offers its employees and contractors stock equity awards for grants of Common Stock. The Company recognizes compensation expense at the fair value of the award on the grant date on a straight-line basis over the vesting period. These expenses are recorded in the Labor and Contractors line on the Statements Of Operations.

Recent accounting pronouncement adopted: In 2014, the Financial Accounting Standards Board issued new accounting guidance, related to revenue recognition, ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which was further updated through various updates including the deferral of the effective date for non public business entities. This new guidance replaced all existing guidance on this topic and eliminated most industry-specific guidance. The new revenue recognition guidance provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The Company adopted the guidance effective January 1, 2020, on a modified retrospective basis. We performed an impact analysis for the opening balance sheet as of January 1, 2020, as well as for the year ended December 31, 2020. The impacts upon adoption were deemed immaterial. No practical expedients or exemptions were elected in conjunction with the adoption of this new guidance. For additional information, see "Note 2—Revenue."

Restatement of previously issued financial statements**:** The Company restated its previously issued financial statements to properly reflect the value of the Common Stock granted in 2018 and 2019. This restatement was as a result of a third-party valuation that was done in 2021 to further refine the estimate of the Company's value at December 31, 2019 and previous periods. As a result of the restatement, the net loss and additional paid-in capital recorded in 2019 was decreased by $490,483 and was decreased by $116,576 at January 1, 2019. Furthermore, the accumulated deficit at December 31, 2019 decreased by $607,059 and decreased by $116,576 at January 1, 2019.

Reclassifications: Certain 2019 balances have been reclassified to conform with the 2020 presentation.

Note 2. Revenue

The Company enables its users to perform banking functions with its banking partner (nbkc) through the Envel App offered in public app stores. The Company's revenues are classified into two categories, Interchange Revenue and Interest Revenue. All revenue earned is earned in the United States of America with users in all 50 states.

Interchange Revenue: The Company earns interchange revenue through its use of the user's debit card which is provided upon successful onboarding through the app. These fees are paid by vendors accepting the debit card in which the Company has entered a revenue share agreement with its banking partner (nbkc). These fees may have a fixed and variable component and are recognized in the period in which the debit card is used. The variable component is generally a percentage of the value of the payment amount and is known at the time the transaction is processed. Contracts with users are usually open-ended and can be terminated by either party without a termination penalty. Therefore, contracts are defined at the transaction level and do not extend beyond the service already provided. Contracts generally renew automatically without significant material rights. The Company does not have any capitalized contract costs and does not carry any material contract balances. These fees have a single performance obligation to complete payments through the Company's banking partner and the VISA payment network.

Interest Revenue: The Company earns interest through a revenue share agreement with its banking partner and its core banking platform which is based on the daily average balance of all deposits held through the Envel platform. This interest is based on a variable interest rate set by the core banking platform and is adjusted monthly. Interest earned is split with the Company's banking platform and paid to the Company in the following month. The Company records this revenue in the month it was earned.

Note 3. Property And Equipment

The Company's property and equipment is as follows at December 31:

	2020	2019
Computer Equipment	**$ 57,818**	$ 9,676
Less Accumulated Depreciation	**(10,656)**	(109)
Property and Equipment, net	**$ 47,163**	$ 9,566

Note 4. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2020	2019
Accounts Payable	**$ 145,026**	$ 412
Banking Partner Accrual	**10,723**	65,875
Contractor Accrual	-	19,680
Accrued Payroll Liabilities	**8,122**	1,850
Credit Card Liability	**1,049**	16
Total	**$ 164,920**	$ 87,833

Note 5. Related Party Transactions

Aside from debt and equity financing and stock based compensation transactions, the Company identified related party transactions in 2019 for services contributed by the founders for $130. The Company did not identify any other related party transactions in 2020.

Note 6. Income Taxes

The Company has net operating loss carryforwards of $2,302,181 and $520,502, as of December 31, 2020 and 2019, respectively. The Company has a full valuation allowance on the deferred tax assets created primarily by these net operating losses and consequently does not record a deferred tax asset on its Balance Sheets.

Note 7. Stockholders' Equity

On December 31, 2019, the Company had 10,000,000 authorized shares of Common Stock, par value $.00001 per share. On November 4, 2020, the Company increased its authorized shares to 12,000,000 shares of Common Stock, par value $.00001 per share. Each share of Common Stock has one vote and participates equally in all dividends payable. Upon founding, 6,625,000 shares were issued, however these shares had an automatic repurchase option for nominal value (at par) which is reduced over a four-year period. At December 31, 2019, the Company had 7,650,667 shares issued and outstanding, with 2,514,459 subject to the repurchase option. In August of 2019, 750,000 of an original founder's shares were repurchased by the Company. In July of 2020, 700,000 of an original founder's shares were repurchased by the Company for $175,000 which is to be paid in 9 payments over a 2-year period. $30,625 of the $175,000 balance was paid to the original founder during 2020. At December 31, 2020, the Company had 7,154,000 shares issued and outstanding, with 969,271 subject to the repurchase option.

Note 8. Convertible Notes Payable

In 2020, the Company raised $1,975,000 through various 2- year convertible notes ("Notes") which accrue 5% interest annually. In 2019, the Company raised $900,000 through various 2-year Notes which also accrue 5% interest annually. The Company recorded $94,741 and $10,542 in interest expense in 2020 and 2019, respectively. The Company had accrued interest of $105,181 and $10,542 at December 31, 2020 and 2019, respectively. The total outstanding on Convertible Notes Payable at December 31, 2020 and 2019 was $2,980,283 and $910,542, respectively. Principal and interest on the Notes are due upon maturity at the end of the two years. The holders of the Notes have the following rights and preferences:

1) Conversion to equity - Each Note shall automatically be converted into shares of the Company's equity in the first equity financing resulting in the aggregate gross proceeds to the Company of at least $1.0 million, including conversion of any of the Notes (the "Next Equity Financing"). If the Next Equity Financing has not closed by the maturity date, at the option of the holders of a majority of the Notes, the Notes may be converted into Common Stock of the Company.

   Upon a conversion, the investor will be entitled to the same rights, preferences and privileges as the other investors purchasing equity securities in the Next Equity Financing, including any rights granted to holders of a minimum amount of shares in the Company, regardless of the number of shares held by the investor.

2) Conversion price -The conversion price of the Notes shall be the lesser of (i) a 20% discount to the lowest cash price per unit paid by investors in the Next Equity Financing or (ii) the price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company's Common Stock as of immediately prior to the initial closing of the Seed round of financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).The Valuation Cap is defined as follows:
   (a) Notes issued in 2019: $10.0M and $8.0M
   (b) Notes issued in 2020: $8.0M and $12.5M

3) Prepayment - The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority of the Notes.

Note 9. Stock Based Compensation

In 2019 and 2020, the Company issued stock based awards in the form of Common Stock grants to its employees and contractors for services rendered. These grants have a vesting schedule of 12 to 24 months. The following summarizes the stock based compensation activity over the 2-year period:

Shares Granted and Outstanding at December 31, 2018	479,167
Plus Shares Granted	1,296,500
Shares Granted and Outstanding at December 31, 2019	1,775,667
Plus Shares Granted	203,333
Shares Outstanding at December 31, 2020	**1,979,000**

	2020	2019
Vested stock grants at year end	**1,801,396**	868,709
Non-Vested stock grants at year end	**177,604**	906,958
Stock compensation expense (Restated for 2019)	**$179,805**	$ 87,469
Weighted average grant date fair value of stock grants	**$0.58**	$0.12

The Company's estimated future stock compensation expense is $71,690, which is expected to be recorded over a weighted average vesting period of 13 months with an average fair value price of $0.45 per share.

Note 10. Risks and Uncertainties

The Company is involved in legal disputes from time to time in the normal course of business. Management does not expect any of these disputes to have a material adverse effect on the Company's financial statements.

The Company has been materially affected by the novel coronavirus (“COVID-19”). The ultimate extent to which the COVID-19 pandemic impacts the Company’s business, financial condition, and results of operations will depend on future developments, which are highly uncertain, difficult to predict, and subject to change, including, but not limited to, the duration, scope, severity, and geographic spread of the outbreak, its impact on the global economy, actions taken to contain or limit the impact of COVID-19, such as the availability of an effective vaccine or treatment, geographic variation in how countries and states are handling the pandemic, and how quickly and to what extent normal economic and operating conditions may potentially resume.

Note 11. Subsequent Events

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and notes have taken place through September 24, 2021, the date these financial statements were available to be issued.

Through March of 2021, the Company continued to issue convertible notes under similar terms as described in Note 8 for a total of approximately $1.85 million. Approximately $1.75 million of this was raised through the Crowdfunding platform Wefunder for which Wefunder charged fees of $80,250.

In July 2021, the Company issued a new class of Preferred Stock and raised approximately $1,205,530 issuing shares of this stock. By raising more than $1,000,000 in a series of subsequent financing rounds, the Convertible Notes listed on the balance sheet were converted to Preferred Stock. The reduction of this debt and these two capital raises gives the Company greater financial stability for the foreseeable future. The Company plans to raise additional capital in 2021 as the Company continues to grow the user base.